Exhibit 4.23

PROMISSORY NOTE

$2,000,000.00                                        March 1, 2017
FOR VALUE RECEIVED, MONEYONMOBILE, INC., a Texas corporation ("Maker" or "MoneyOnMobile"), does hereby promise to pay to the order of HALL MOM, LLC, a Texas limited liability company ("Payee" or "Hall"), at its office, 2323 Ross Ave, Ste. 200, Dallas, Texas 75201, or at such other place as the holder hereof may from time to time designate in writing, in lawful money of the United States, the principal sum of TWO MILLION AND NO/l 00THS DOLLARS ($2,000,000.00) or so much of such sum as may be advanced from time to time, with interest thereon as provided in this Note.

1.	Certain Definitions. For the purposes hereof, the terms set forth below shall have the following meanings:

a."Applicable Law" shall mean (i) the laws of the United States of America applicable to contracts made or performed in the State of Texas, now or at any time hereafter prescribing maximum rates of interest or eliminating maximum rates of interest on loans and extensions of credit, (ii) the laws of the State of Texas, as the same may be amended from time to time, now or at any time hereafter prescribing or eliminating maximum rates of interest on loans and extensions of credit, and (iii) any other laws at any time applicable to contracts made or performed in the State of Texas which permit a higher interest rate ceiling hereunder.

b."Base Rate" shall mean ten percent (10%) per annum for the period March 1, 2017, through May 31, 2017, and fifteen percent (15%) per annum thereafter.

c.	"Maturity Date" shall mean December 31, 2017.

d."Highest Lawful Rate" shall mean at the particular time in question the lesser of (i) eighteen percent (18%) per annum or, (ii) the maximum rate of interest which, under Applicable Law, Payee is then permitted to charge Maker in regard to the loan evidenced by this Note. If the maximum rate of interest which, under Applicable Law, Payee is permitted to charge Maker in regard to the loan evidenced by this Note shall change after the date hereof, the Highest Lawful Rate shall be automatically increased or decreased, as the case may be, from time to time as of the effective date of each change in the Highest Lawful Rate without notice to Maker.

2.	Calculation and Payment of Principal and Interest.
a.This Note shall be paid in minimum monthly    installments of
$50,000 each month commencing on April 1, 2017, and continuing on the first day of each month thereafter which payments may be applied to principal or interest in Payee's discretion.

b.Interest on this Note shall accrue at the Base Rate monthly in arrears on the third (3rd) day of each calendar month, commencing on April 1, 2017, and continuing regularly thereafter until the Maturity Date. All unpaid principal and accrued but unpaid interest shall be due and payable in full on the Maturity Date.
c.Interest on this Note shall be calculated at the Base Rate on the number of days actually elapsed, but computed as though each year consisted of 360 days.

d.If the date for any payment or prepayment hereunder falls on a day which is a Saturday, Sunday, or legal holiday in the State of Texas, then for all purposes of this Note, the

Exhibit 4.23

same shall be deemed to have fallen on the next following day, and such extension of time shall in such case be included in the calculation of interest.
e.All payments on this Note pursuant to this paragraph 2 shall be applied first to the payment of any accrued and unpaid Late Charge, as hereinafter defined, then to accrued and unpaid interest and then to the payment of principal; provided, however, if an Event of Default, as hereinafter defined, has occurred and is continuing, payments on this Note shall be applied as Payee shall elect, in Payee's sole discretion.

3.	Prepayment. Maker may prepay all or any part of the principal balance of this Note upon ten (10) days prior written notice to Payee.

4.
Waiver. Maker and all sureties, endorsers, accommodation parties, guarantors and other parties now or hereafter liable for the payment of this Note, in whole or in part, hereby severally (i) except as otherwise specifically set forth in this Note, waive demand, notice of demand, presentment for payment, notice of nonpayment, notice of default, protest, notice of protest, notice of intent to accelerate, notice of acceleration, notice of dishonor and all other notices, and further waive diligence in collecting this Note, in taking action to collect this Note, in bringing suit to collect this Note, or in enforcing this Note or any of the security for this Note; (ii) agree to any substitution, subordination, exchange or release of any security for this Note or the release of any party primarily or secondarily liable for the payment of this Note;

(iii) agree that Payee shall not be required to first institute suit or exhaust its remedies hereon against Maker or others liable or to become liable for the payment of this Note or to enforce its rights against any security for the payment of this Note; and (iv) consent to any extension of time for the payment of this Note, or any installment hereof, made by agreement by Payee with any person now or hereafter liable for the payment of this Note, even if Maker is not a party to such agreement.

5.	Events of Default

a.Upon the happening of any of the following events (each an "Event of Default"), Payee shall, in the event of a default other than a monetary default, send written (or electronic) notice of the default to Harold Montgomery, as President of Maker. Maker shall have a period of seven (7) days from that date of such notice to cure any non-monetary default (the "Cure Period"),. In the event that Maker fails to cure any non-monetary default hereunder within the time period allowed or in the event of a monetary default, Payee may, at its option, by written notice thereof to Maker, declare immediately due and payable the entire principal balance of this Note together with all interest accrued and owing hereon, plus any other sums payable at the time of such declaration pursuant to this Note, or any instrument securing this Note, including, without limitation, the Deed of Trust. Events of Default include the following:

1.
Maker fails to pay any installment of principal and/or interest due under Note as and when same becomes due and payable in accordance with the terms hereof or any other obligation of Maker to Payee involving the payment of money,

11.	The entry of a judgment in favor of any party other than Payee against Maker,

m. Any action to enforce or execute on a lien against MoneyOnMobile's assets or property by any party other than Hall in excess of $50,000,

1v. Maker becomes the subject of a voluntary or involuntary bankruptcy proceeding,

Exhibit 4.23

or if a receiver is appointed over any of its property,

v. Failure of MoneyonMobile to provide to Hall any non public information it has provided to any lender or noteholder within five days of providing same to such lender or notheholder;

v1. Failure of MoneyonMobile to provide to Hall a liquidity calculation on the first business day of each month;

v11. Maker fails to keep or observe any other material promise or covenant herein or in the Settlement Agreement of even date herewith.

b.The failure to exercise the foregoing option upon the happening of one or more Events of Default shall not constitute a waiver of the right to exercise the same or any other option at any subsequent time, and no such failure shall nullify any prior exercise of any such option without the express written consent of Payee.

6.
Default Interest; Late Charg . If any installment of principal and/or interest is not paid on or before the last day of the Cure Period or if the entire unpaid principal balance and accrued but unpaid interest is not paid on or before the earlier to occur of the (i) Maturity Date, or, (ii) any accelerated maturity date as permitted hereby, all unpaid amounts of this Note, including principal and interest, shall thereafter bear interest at a rate of interest (the "Default Rate") equal to the Highest Lawful Rate; provided, however, that the obligation to pay such interest is subject to the limitation contained in the following paragraph. Without limitation of the rights of Payee if a payment is not paid on or before the last day of the Cure Period and without limitation of the obligation of Maker to pay such payments on the due dates thereof, at the option of Payee, Maker will pay a reasonable late charge (the "Late Charge") as required by Payee, not exceeding five percent (5%) of any installment of principal that is not paid on or before the 3rd day of the month in which it is due to cover the extra expenses involved in handling delinquent payments, subject to the limitation contained in the following paragraph.

7.
Compliance with Law. All agreements between Maker and Payee, whether now existing or hereafter arising and whether written or oral, are hereby limited so that in no contingency, whether by reason of demand or acceleration of the Maturity Date, or otherwise, shall the interest contracted for, charged, received, paid or agreed to be paid to Payee in regard to the loan evidenced by this Note exceed the maximum amount permissible under Applicable Law. If, from any circumstance whatsoever, interest would otherwise be payable to Payee in excess of the maximum amount permissible under Applicable Law, the interest payable to Payee shall be reduced to the maximum amount permissible under Applicable Law; and if from any circumstance Payee shall ever receive anything of value deemed interest by Applicable Law in excess of the maximum amount permissible under Applicable Law, an amount equal to the excessive intere st shall be applied to the reduction of the principal hereof and not to the payment of interest, or if such excessive amount of interest exceeds the unpaid balance of principal hereof, such excess shall be refunded to Maker. All interest paid or agreed to be paid to Payee shall, to the extent permitted by Applicable Law, be amortized, prorated, allocated , and spread throughout the full period (including any renewal or extension) until payment in full of the principal so that the interest hereon for such full period shall not exceed the maximum amount permissible under Applicable Law. Payee expressly disavows any intent to contract for, charge or receive interest in an amount which exceeds the maximum amount permissible under Applicable Law. This paragraph shall control all agreements between Maker and Payee.

Exhibit 4.23

8.
Attorney's Fees and Costs. If an Event of Default shall occur and Maker fails to cure such default by the end of the Cure Period, and in the event that thereafter this Note is placed in the hands of an attorney for collection, or in the event this Note is collected in whole or in part through legal proceedings of any nature, then and in any such case Maker promises to pay, and there shall be added to the unpaid principal balance hereof, all reasonable costs of collection, including, but not limited to, reasonable attorneys' fees incurred by the holder hereof, on account of such collection , whether or not suit is filed.

9.
Cumulative Rights. No delay on the part of the holder of this Note in the exercise of any power or right under this Note or under any other instrument executed pursuant hereto shall operate as a waiver thereof, nor shall a single or partial exercise of any power or right preclude other or further exercise thereof or the exercise of any other power or right. Enforcement by the holder of this Note of any security for the payment hereof shall not constitute any election by it of remedies so as to preclude the exercise of any other remedy available to it.

10.	Headings. The paragraph headings used in this Note are for convenience of reference only, and shall not affect the meaning or interpretation of this Note.

11.
Notices. All notices, objections, and approvals referred to in this Note must be given in writing and will be effective on the sooner of the following: (1) the day the notice is actually received at the address of the addressee thereof after being sent by overnight delivery such as Federal Express or having been personally hand delivered by the sender; (ii) three days after the notice has been deposited in the United States Mail, postage prepaid, registered or certified mail, return receipt requested, and properly addressed to the party to receive said notice, or (iii) the day the notice is sent to the addressee by telecopier, facsimile or similar transmitting machine, as the case may be, with machine-generated evidence of such delivery. The notice addresses of the parties will be those specified below until further notice:

MoneyOnMobile, Inc. 500 N. Akard, Suite 2850
Dallas, Texas 75201 Attention: Harold Montgomery

HALL MOM, LLC
2323 Ross Ave, Ste. 200
Dallas, Texas 75201 Attn: Bryan Tolbert

1.
Governing Law. This Note shall be deemed to have been executed and shall be performed in the State of Texas and this Note and the Loan Documents shall be governed by its laws except to the extent the laws of the State in which the collateral granted under the Loan Documents ("Collateral") is located affect enforceability of the liens granted in the Loan Documents. Maker irrevocably agrees that subject to Payee's sole and absolute elected, Payee may bring suit, action, or other legal proceedings arising out of the Loan Documents in courts located in Texas or the State in which the Collateral is located, whether local, state, or federal. Maker hereby submits to the jurisdiction of such court(s) and waives any right maker may have to request a change of venue or a removal to another court.

2.	Successors and Assigns. The term "Payee" shall include all of Payee's successors and assigns to whom the benefits of this Note shall inure.

Exhibit 4.23

MAKER    MONEYONMOBILE, INC.
a Texas corporation

/s/ Harold Montgomery
HAROLD MONTGOMERY
Chief Executive Officer